SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                   SCHEDULE TO
                                (Amendment No. 1)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         Income Growth Partners, Ltd. X
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                       (Name of Subject Company [Issuer])

                       Everest Investors 10, LLC (offeror)
--------------------------------------------------------------------------------
                    Everest Properties II, LLC (other person)
                                (Filing Persons)

                 Original Units of Limited Partnership Interest
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                         (Title of Class of Securities)

                                      None
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Christopher K. Davis
--------------------------------------------------------------------------------
                           Everest Properties II, LLC
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                            Telephone (626) 585-5920
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
  Transaction Valuation: $3,678,150(1)          Amount of Filing Fee: $735.63
--------------------------------------------------------------------------------
     (1) Calculated as the product of the number of Original Units on which the Offer is made and the gross cash price per Original Unit.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:  Not Applicable       Filing party:  Not Applicable
     Form or registration no.:  Not Applicable     Date filed:  Not Applicable

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Checkthe appropriate boxes below to designate any transactions to which the statement relates:

     [X] third-party tender offer subject to Rule 14d-1.
     [ ] issuer tender offer subject to Rule 13e-4.
     [ ] going-private transaction subject to Rule 13e-3.
     [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Everest Investors 10, LLC ("Everest 10" or the "Purchaser"), a California limited liability company, to purchase up to 5,650 original units ("Original Units") of limited partnership interests in Income Growth Partners, Ltd. X (the "Partnership"), as set forth in the Schedule TO. Capitalized terms used but not defined herein have the meaning ascribed to them in the Offer to Purchase filed as Exhibit 12.1 to the Schedule TO (the "Offer to Purchase").


ITEM 4.    TERMS OF THE TRANSACTION.

         Item 4 is hereby supplemented as follows:

     The Purchaser does not currently plan to provide a subsequent offering period, as described by Rule 14d-11 of Regulation 14D under the Securities Exchange Act of 1934, as amended.


ITEM 11.   ADDITIONAL INFORMATION.

     The response to Item 11 is hereby amended and supplemented with the following changes to the Offer to Purchase:

     SUMMARY OF THE OFFER

     The fourth bullet point is hereby amended and restated in its entirety as follows:

     o The Offer price exceeds by $401 per Unit (160%) the highest prior offer for Original Units of which Purchaser is aware, made November 23, 2001, based on the offers that Purchaser has received as an existing limited partner in the Partnership and a review of public SEC filings.

     DETAILS OF THE OFFER

     1.   TERMS OF THE OFFER; EXPIRATION DATE; PRORATION

     The third paragraph is hereby amended and supplemented to add the following sentence at the end of the paragraph:

     'See "Effects of the Offer - Limitations on Resales." '

     The fifth paragraph is hereby amended and corrected to insert a comma after the word "satisfied".

     2.   ACCEPTANCE FOR PAYMENT AND PAYMENT OF PURCHASE PRICE.

     The  first   paragraph  is  hereby  amended  to  replace  "as  promptly  as practicable" with "promptly".

     7.   CONDITIONS OF THE OFFER.

     The last sentence of the first paragraph is hereby amended and restated in its entirety as follows:

     'Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or, subject to the aforesaid, pay for any Units, may delay the acceptance for payment of the Units tendered, or may withdraw the Offer if, at any time on or after the date of the Offer and on or before the Expiration Date, any of the following conditions exists:'

     Subparagraph (a) is hereby amended to delete clause (iv) therefrom.



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

     Subapragraph (e) is hereby amended to delete "or the benefits expected to be derived by the Purchaser as a result of the transactions contemplated by the Offer".

     The last paragraph is hereby amended and restated in its entirety as follows:

     'The foregoing conditions are for the sole benefit of the Purchaser and may be (but need not be) asserted by the Purchaser regardless of the circumstances giving rise to such conditions or may be waived by the Purchaser in whole or in part at any time on or prior to the Expiration Date. Any determination by the Purchaser, in its reasonable judgment, concerning the events described above will be final and binding upon all parties.'

     EFFECTS OF THE OFFER - Limitations On Resales

     The paragraph is hereby amended and supplemented to add the following sentences at the end of the paragraph:

     'For the same reasons, it is theoretically possible that the number of Units tendered for purchase by the Purchaser taken together with the number of Units that have transferred prior to the Offer could exceed the number that the General Partner believes would cause a tax termination of the Partnership; in which case the Purchaser will purchase the maximum number of Units it may purchase without causing such a tax termination, as informed by the General Partner. See "Details of the Offer - Terms of the Offer; Expiration Date; Proration." '


                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 27, 2002




                                      EVEREST INVESTORS 10, LLC
                                      By: EVEREST PROPERTIES II, LLC,
                                          Manager

                                      By: /S/ DAVID I. LESSER
                                          ------------------------
                                          David I. Lesser
                                          Executive Vice President



                                      EVEREST PROPERTIES II, LLC


                                      By: /S/ DAVID I. LESSER
                                          ------------------------
                                          David I. Lesser
                                          Executive Vice President






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